Exhibit 12.1
ARROW ELECTRONICS, INC.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	Six Months
	Ended	Year Ended December 31,
	July 4, 2009	2008	2007	2006	2005	2004
Reconciliation of earnings:
Income (loss) before income taxes	$73,668	$(596,913)	$592,183	$518,277	$385,561	$304,983

Less:
Equity in earnings of affiliated companies	1,350	6,549	6,906	5,221	4,492	4,106
Capitalized interest	4,192	7,332	2,261	77	—	—

Plus:
Fixed charges	54,519	129,640	123,947	108,904	109,923	125,182
Distributed income of equity investees	215	2,663	1,906	503	710	812

Total earnings (deficit)	$122,860	$(478,491)	$708,869	$622,386	$491,702	$426,871

Calculation of fixed charges:
Interest and other financing expense, net	$40,117	$99,863	$101,628	$90,564	$91,828	$103,201
Capitalized interest	4,192	7,332	2,261	77	—	—
Interest component of rent expense	10,210	22,445	20,058	18,263	18,095	21,981

Total fixed charges	$54,519	$129,640	$123,947	$108,904	$109,923	$125,182

Ratio of earnings to fixed charges	2.25	— [a]	5.72	5.71	4.47	3.41

(a)	Earnings for 2008 were inadequate to cover fixed charges by $608.1 million due to a noncash impairment charge associated with goodwill of $1.02 billion, restructuring and integration charges of $70.1 million, and a charge related to a preference claim from 2001 of $10.9 million.